Exhibit 99.6

First Quarter 2014

Message from the President and Chief Executive Officer

Summary of operations

In the first quarter of 2014, Hydro-Québec posted a net result of $1,763 million, an increase of $403 million over the $1,360 million recorded in 2013 that is due to the very cold temperatures in winter 2014. Net electricity exports by Hydro-Québec Production generated $233 million more than last year as a result of market conditions, while the Québec market’s contribution increased by $166 million.

Consolidated operations	Revenue totaled $4,624 million, compared to $3,913 million a year earlier.

Revenue from electricity sales in Québec amounted to $3,733 million, or $341 million more than in 2013, mainly because of the very cold temperatures in winter 2014. The April 1, 2013 rate adjustment was also a factor.

Revenue from electricity sales on markets outside Québec was $641 million, compared to $411 million in 2013. This $230-million increase resulted from growth in Hydro-Québec Production’s export revenue due to more favorable market conditions in 2014.

Other revenue totaled $250 million, a $140-million increase compared to 2013 that is mainly related to amounts due to Hydro-Québec for the additional supply costs incurred in winter 2014.

Total expenditure amounted to $2,260 million, or $324 million more than in 2013. Electricity and fuel purchases increased by $304 million because of a $309-million rise in electricity supplies purchased by Hydro-Québec Distribution from third parties. Of this amount, $86 million was allocated to wind power purchases and $217 million went toward meeting ad hoc requirements stemming from the very cold temperatures in winter 2014.

Segmented operations	Generation

Hydro-Québec Production recorded a net result of $1,132 million, compared to $736 million in 2013. This $396-million increase is due to the very cold temperatures in winter 2014. Net electricity exports generated $233 million more than last year as a result of very favorable market conditions. The Québec market’s contribution increased by $176 million, mainly because of the additional peak supplies provided by Hydro-Québec Production to Hydro-Québec Distribution.

Transmission

Hydro-Québec TransÉnergie’s net result was $161 million, comparable to the $168 million recorded in the first quarter of 2013.

Distribution

Hydro-Québec Distribution posted a net result of $452 million, compared to $442 million in 2013. Revenue from electricity sales increased by $363 million due to the very cold temperatures in winter 2014 and the April 1, 2013 rate adjustment. Other revenue also increased, mainly on account of the amounts due to Hydro-Québec for the additional supply costs incurred in winter 2014. Net electricity purchases and the related transmission costs rose by $512 million, primarily because of temperatures. Supplies from third parties thus increased by $309 million due to wind power purchases and ad hoc winter requirements, while supplies from Hydro-Québec Production increased by $229 million.

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity at Hydro-Québec Équipement et services partagés and SEBJ totaled $418 million, compared to $442 million in 2013. Projects under way for Hydro-Québec Production include ongoing construction of the Romaine complex. Work in progress for Hydro-Québec TransÉnergie includes expansion of the transmission system in the Minganie region, the addition of a 735/315-kV section and related work at Bout-de-l’Île substation as well as various projects stemming from continued investment in asset sustainment.

Page 2	First Quarter 2014

Investment

In the first quarter of 2014, Hydro-Québec invested $750 million in property, plant and equipment and intangible assets, compared to $793 million in 2013. As expected, a large portion of this amount was devoted to the major hydroelectric projects of Hydro-Québec Production, especially ongoing construction of the Romaine complex.

Hydro-Québec TransÉnergie continued investing in its transmission system. As part of its growth projects, it continued construction of Romaine-2 substation and the 735-kV line that will connect it to Arnaud substation. The division also carried out maintenance and improvement activities to ensure the long-term operability of its transmission assets.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and to ensure the long-term operability of its facilities.

Thierry Vandal

President and Chief Executive Officer

May 23, 2014

First Quarter 2014	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended March 31
	Notes	2014	2013

Revenue	3	4,624	3,913

Expenditure
Operations		610	626
Electricity and fuel purchases		753	449
Depreciation and amortization	4	613	579
Taxes		284	282
		2,260	1,936

Operating result		2,364	1,977
Financial expenses	5	601	608

Result from continuing operations		1,763	1,369
Result from discontinued operations		–	(9)

Net result		1,763	1,360

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended March 31
	2014	2013

Balance, beginning of period	15,568	14,833
Net result	1,763	1,360

Balance, end of period	17,331	16,193

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	First Quarter 2014

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	As at March 31, 2014	As at December 31, 2013

ASSETS
Current assets
Cash and cash equivalents	1,005	1,695
Short-term investments	926	1,689
Accounts receivable and other receivables	3,532	2,177
Derivative instruments	670	883
Regulatory assets	–	1
Materials, fuel and supplies	186	194
	6,319	6,639

Property, plant and equipment	59,253	59,077
Intangible assets	2,290	2,323
Investments	150	146
Derivative instruments	636	659
Regulatory assets	8	8
Other assets	4,108	4,258

	72,764	73,110

LIABILITIES
Current liabilities
Borrowings	1,659	23
Accounts payable and accrued liabilities	2,086	2,229
Dividend payable	–	2,207
Accrued interest	481	890
Asset retirement obligations	115	118
Derivative instruments	535	576
Current portion of long-term debt	2,335	1,157
	7,211	7,200

Long-term debt	41,248	43,067
Asset retirement obligations	829	834
Derivative instruments	971	1,295
Other liabilities	1,076	1,067
Perpetual debt	263	253
	51,598	53,716

EQUITY

Share capital	4,374	4,374

Retained earnings	17,331	15,568
Accumulated other comprehensive income	(539)	(548)
	16,792	15,020

	21,166	19,394

	72,764	73,110

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc
Chair of the Audit Committee

First Quarter 2014	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended March 31
	Notes	2014	2013

Operating activities
Net result		1,763	1,360
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	613	579
Amortization of premiums, discounts and issue expenses related to debt securities		36	51
Other		204	137
Change in non-cash working capital items	6	(1,883)	(1,138)
Net change in accrued benefit assets and liabilities		(80)	(75)
		653	914

Investing activities
Additions to property, plant and equipment		(707)	(753)
Additions to intangible assets		(43)	(40)
Net disposal (acquisition) of short-term investments		769	(28)
Other		(22)	7
		(3)	(814)

Financing activities
Issuance of long-term debt		12	–
Repayment of long-term debt		(1,145)	(1,062)
Cash receipts arising from credit risk management		951	1,347
Cash payments arising from credit risk management		(689)	(1,198)
Net change in borrowings		1,632	300
Dividend paid		(2,207)	(645)
Other		100	67
		(1,346)	(1,191)

Foreign currency effect on cash and cash equivalents		6	1

Net change in cash and cash equivalents		(690)	(1,090)

Cash and cash equivalents, beginning of period		1,695	2,183

Cash and cash equivalents, end of period		1,005	1,093

Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	First Quarter 2014

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended March 31
	2014	2013

Net result	1,763	1,360

Other comprehensive income
Change in deferred losses on items designated as cash flow hedges	(239)	(162)
Reclassification to operations of deferred losses on items designated as cash flow hedges	248	36
	9	(126)

Comprehensive income	1,772	1,234

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2014	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

For the three-month periods ended March 31, 2014 and 2013

Amounts shown in tables are in millions of Canadian dollars.

Note 1       Basis of Presentation

The Canadian Accounting Standards Board has authorized rate-regulated entities to defer the adoption of International Financial Reporting Standards until January 1, 2015. Since Hydro-Québec was entitled to exercise this deferral right, it opted to prepare its 2014 and 2013 consolidated financial statements in accordance with Canadian generally accepted accounting principles as set forth in Part V of the CPA Canada Handbook, “Pre-Changeover Accounting Standards.”

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the Régie). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

The quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2013.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2013.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2       Effects of Rate Regulation on the Consolidated Financial Statements

Rate of return on equity and earnings sharing mechanism for the treatment of related variances

In decision D-2014-034 of March 4, 2014, the Régie set the Transmission Provider’s and the Distributor’s rate of return on equity for 2014 at 8.20%.

The Régie also approved the implementation of an earnings sharing mechanism for the treatment of related variances. According to this mechanism, if the actual rate of return is lower than the authorized rate, the variance will be assumed by the Distributor or the Transmission Provider, whereas if it is higher, the variance will be shared equally with customers for the first 100 basis points and then split on a 75/25 basis in their favor for any portion of the variance exceeding 100 basis points.

In addition, the Régie authorized the Transmission Provider and the Distributor to each set up a variance account bearing interest at the authorized rate of return on the rate base for the recognition of any earnings variances to be shared with customers. Variances for a given year must be reflected in the rates charged to customers in the second financial year after they are recognized.

Distribution

In decision D-2014-052 of March 25, 2014, the Régie authorized an average increase of 4.27% in all Hydro-Québec electricity rates except Rate L, for which the increase was set at 3.45%. The new rates are effective as of April 1, 2014. The authorized return on the rate base was set at 7.135%, assuming a capitalization with 35% equity.

In decision D-2014-037 of March 6, 2014, the Régie authorized the Distributor to modify the remaining amortization periods for variances related to 2010, 2011 and 2012 climate conditions to five, six and seven years, respectively, and asked it to continue using a five-year amortization period for the 2008 and 2009 variances as well as for variances recognized in 2013 and subsequent years.

Transmission

In decision D-2014-049 of March 20, 2014, the Régie set Hydro-Québec’s power transmission rates for 2013 and 2014. The authorized return on the rate base was set at 6.497% for 2013 and 7.053% for 2014, assuming a capitalization with 30% equity.

Page 8	First Quarter 2014

Note 3       Revenue

	Three months ended March 31
	2014	2013

Electricity sales[a]	4,374	3,803
Other	250	110
	4,624	3,913

a)        Including unbilled electricity deliveries, which totaled $1,250 million as at March 31, 2014 ($1,080 million as at March 31, 2013).

Note 4       Depreciation and Amortization

	Three months ended March 31
	2014	2013

Property, plant and equipment	532	506
Intangible assets	77	67
Regulatory assets	–	4
Retirement of capital assets	4	2
	613	579

Note 5       Financial Expenses

	Three months ended March 31
	2014	2013

Interest on debt securities	645	644
Net exchange gain	(14)	(8)
Guarantee fees related to debt securities	51	50
	682	686
Less
Capitalized financial expenses	72	71
Net investment income	9	7
	81	78

	601	608

First Quarter 2014	Page 9

Note 6       Supplementary Cash Flow Information

	Three months ended March 31
	2014	2013

Change in non-cash working capital items
Accounts receivable and other receivables	(1,347)	(825)
Materials, fuel and supplies	9	(6)
Accounts payable and accrued liabilities	(136)	68
Accrued interest	(409)	(375)
	(1,883)	(1,138)

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	12	16

Interest paid	927	875

Note 7       Employee Future Benefits

	Three months ended March 31
		Pension Plan		Other plans
	2014	2013	2014	2013

Accrued benefit cost recognized	73	77	23	31

Page 10	First Quarter 2014

Note 8       Segmented Information

The following tables contain information related to operations and assets by segment:

	Three months ended March 31, 2014

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	659	45	3,904	–	16	–	4,624
Intersegment customers	1,681	758	23	418	362	(3,242)	–
Result from continuing operations	1,132	161	452	–	18	–	1,763
Result from discontinued operations	–	–	–	–	–	–	–
Net result	1,132	161	452	–	18	–	1,763
Total assets as at March 31, 2014	32,387	20,431	14,870	466	4,851	(241)	72,764

				Three months ended March 31, 2013

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	446	38	3,419	–	10	–	3,913
Intersegment customers	1,510	749	20	442	350	(3,071)	–
Result from continuing operations	745	168	442	–	14	–	1,369
Result from discontinued operations	(9)	–	–	–	–	–	(9)
Net result	736	168	442	–	14	–	1,360
Total assets as at March 31, 2013	31,453	19,432	13,899	435	5,381	(190)	70,410

Note 9       Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current period.

First Quarter 2014	Page 11

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31
Summary of Operations	2014	2013	Change (%)

Revenue	4,624	3,913	18.2 Û
Expenditure	2,260	1,936	16.7 Û
Financial expenses	601	608	1.2 Ü
Result from continuing operations	1,763	1,369	28.8 Û
Result from discontinued operations	–	(9)	– Û
Net result	1,763	1,360	29.6 Û

Note: Throughout the Consolidated Financial Highlights, certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Page 12	First Quarter 2014

Highlights

Distribution

Average rate adjustment of 4.3%

In March, the Régie de l’énergie authorized an average increase of 4.3% in all electricity rates except Rate L (industrial), which was subject to a 3.5% increase. The new rates went into effect April 1, 2014. They reflect a change in the rate of return as well as the rate adjustment granted as of April 1, 2014.

The approved rate adjustment stems from several factors. First, the wind power purchases decreed by the Québec government are putting upward pressure on electricity supply costs for the Québec market. Second, the heritage pool, which covers over 90% of Québec’s electricity needs, was indexed as of 2014, as provided by the Act respecting the Régie de l’énergie. Third, additions to the transmission and distribution systems, made necessary by the growth in residential and commercial demand throughout Québec and approved by the Régie de l’énergie, are also contributing to the cost increase. However, Hydro-Québec has offset some of these additional expenses with efficiency gains, thereby limiting the required adjustment.

On average, the rate increase approved by the Régie de l’énergie adds $2.14 to the monthly electricity bill for a three-bedroom apartment, $5.40 for a small house, $7.68 for a midsize house and $9.90 for a large house.

For residential customers, Hydro-Québec’s rates are still among the lowest in Canada and anywhere in North America.

Technological innovation

Establishment of a technological joint venture

Hydro-Québec and Sony Corporation recently announced that they have agreed to establish a joint venture to research and develop a large-scale energy storage system for power grids. Sony and Hydro-Québec plan to launch the new company in June 2014. It will leverage Hydro-Québec’s expertise in the operation and control of electric power systems as well as its lithium-ion battery material technology, together with Sony’s capabilities for manufacturing olivine-type lithium iron phosphate rechargeable batteries and highly scalable module systems.

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4
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